NEWS RELEASE

June 5, 2007 Trading Symbol: TSX: RNG

 Amex: RNO

Ongoing Drilling Extends Strike Length of Mineralization at

Aguablanca Deep Body

Exploration budget increased

Toronto, Ontario  – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or “the Company”) is pleased to announce the results of the most recent hole drilled at its Aguablanca nickel mine in southern Spain. Currently the Company has 3 underground drill rigs testing the lateral extensions of the Deep Body, located beneath the existing Aguablanca ore body.  A fourth rig will arrive on site shortly.

Using a 0.5% nickel cut-off, borehole AGU-1057 intersected 26.40 metres of 1.01%nickel and 0.75% copper.  With a 1% cut-off, there are 3 main mineralized intervals running 3.05% nickel and 0.33% copper over 0.60 metres; 1.73% nickel and 1.06% copper over 7.50 meters and 1.34% nickel and 0.79% copper over 4.10 meters.

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5800 N
5600 N
5400 N
5200 N
5000 N
1
North orebody
Decline
Main orebody
Pit Outline
7175 E
7250 E
7300 E
7325 E
7350 E
7375 E
0
200 m
Graphic Scale
6400 E
6600 E
6800 E
7000 E
7200 E
7400 E
7600 E

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Section 7375 E

S
N
400m
300m
200m
100m
00m
AGU-29
AGU-28
6720
6743
6729
Open pit
Phase-3
AGU-1035
AGU-1032
AGU-1030
AGU-1028
AGU-1026
AGU-1016
AGU-1018
AGU-1019
AGU-1020
AGU-1021
Underground Drilling 2006
Underground Drilling 2007
26.4 m. at
1.01% Ni. and 0.75% Cu.
AGU-1067
Cut-off
>1.0 % Ni
>0.5 % Ni
5200 N
5300 N
5400 N
5500 N
5600 N

This hole is the first drilled in section 7375E which is the easternmost section drilled to-date in the Deep Body. It represents a 25 metre step out to the east and extends the minimum strike length of the Deep Body to 125 metres (from section 7250E to 7375E). The nickel sulphide mineralization remains completely open in that direction.  So far, the average true thickness of the Deep Body is 22 metres and the average nickel and copper grades are 0.90% and 0.65% respectively.

Sections and level maps prepared of this new mineralized zone display continuity in terms of both thicknesses and grade, thereby indicating potential for future underground mining.  As a result of these encouraging results, the Aguablanca exploration budget has been increased by $1 million to complete a 25x25 metre infill drilling program on the Deep Body.

Reference is made to the Company’s annual information form dated March 28, 2007 under the heading “Description of Mines, Development Projects and Exploration Properties – Nickel Operations” for a description of the Aguablanca mine, including a description of sampling and analysis and security of samples.

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Luis Rodriguez Pevida, Acting Vice President of Exploration for Rio Narcea, is the qualified person for purposes of National Instrument 43-101 who verified the data disclosed and is responsible for the technical disclosure contained in this press release.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Mauritania and Portugal.  The Company currently produces nickel and copper at its Aguablanca mine in southern Spain.  Construction of its new Tasiast gold project in Mauritania, West Africa is complete and commissioning has commenced.  The Company recently acquired a strategic shareholding in Chariot Resources Limited, which provides exposure to the significant potential of the Marcona copper project in southern Peru.

Forward-looking Statements

This press release contains certain “forward looking statements” within the meaning of the Canadian and United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

Email: michelleroth@rothir.com

Web Site: www.rionarcea.com

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